Mail Stop 3030

                                                                 January 18,
2017

     Kevin A. Richardson, II
     Acting Chief Executive Officer
     SANUWAVE Health, Inc.
     3360 Martin Farm Road, Suite 100
     Suwanee, Georgia 30024

            Re:    SANUWAVE Health, Inc.
                   Amendment No. 2 to Registration Statement on Form S-1 Filed January 3, 2017
                   File No. 333-213774

     Dear Mr. Richardson:

            We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2016 letter.

     Calculation of Registration Fee

     1. Refer to footnote (5). Please show us your calculations supporting your statement that you paid $433.26 to register $2,418,900 of securities for sale in February 2016.

     2. It appears that the 29,823,337 shares and 2,351,667 shares mentioned in clause (a) of the paragraph following fee table were previously registered for sale by the registrant upon the exercise of warrants. The prospectus in the current registration statement appears to reflect a resale transaction, not the sale of securities by the registrant. Therefore, it is unclear how the prospectus relates to the previously registered transaction consistent with
            Rule 429. Please revise as appropriate.
 Kevin A. Richardson, II
SANUWAVE Health, Inc.
January 18, 2017
Page 2

Prospectus Cover

3. Please reconcile the number of shares underlying the placement agent warrants mentioned in the second and fourth paragraphs of your prospectus cover.

Selling Stockholders, page 17

4. Please show us how you reconcile the tables you added in response to prior comment 1 with the footnote 12 to your Selling Stockholder Table and the information in the selling stockholders table of relevant prior registration statements.

5. The transactions that you describe in the paragraphs preceding your Selling Stockholder
       Table appear to reflect the issuance of 835,000 shares and 28,300,001 shares that you are seeking to register for resale in this registration statement. Please reconcile that number
       of shares   a total of 29,135,001 shares   with the number of shares you
are seeking to
       register for resale according to the fee table of this registration statement.

6. Your fee table, prospectus cover and exhibit 5.1 indicate that the warrants related to the offered shares have not been exercised. However, your disclosure in the paragraphs preceding your Selling Stockholder Table indicates that some of the warrants have been exercised. Please reconcile.

Management, Executive Compensation and Corporate Governance, page 55

7. Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2016. For guidance, please consider Questions 117.05 and 217.11 of the Division of Corporation
       Finance's Regulation S-K Compliance and Disclosure Interpretations available on the
       Commission's website.

       Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                                            Sincerely,

                                                            /s/ Russell Mancuso

                                                            Russell Mancuso
                                                            Branch Chief
                                                            Office of
Electronics and Machinery


cc:    John C. Ethridge, Jr., Esq.
       Smith, Gambrell & Russell, LLP